UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

BioCardia, Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

09060U507
(CUSIP Number)
Peter Altman President and Chief Executive Officer BioCardia, Inc. 125 Shoreway Road, Suite B San Carlos, CA 94070 (650) 226-0120
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 6, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 09060U507
1. Names of Reporting Persons. Jim L. Allen
2. Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares	7.Sole Voting Power 1,015,931
Beneficially Owned by	8. Shared Voting Power 582
Each Reporting	9. Sole Dispositive Power 1,015,931
Person With	10. Shared Dispositive Power 582
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,016,513
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 14.1%
14. Type of Reporting Person (See Instructions)
IN

Item 1. Security and Issuer

The securities to which this Schedule 13D (this “Statement”) relates are the common stock, par value $.001 per share (the “Common Stock”), of BioCardia, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 125 Shoreway Road, Suite B, San Carlos, CA 94070.

Item 2. Identity and Background

(a)	This Statement is filed by Jim L. Allen. Mr. Allen is referred to as the “Reporting Person.”

(b)	The business address of the Reporting Person is c/o Sea Star, Inc., 55 Emerald Mountain Expressway, Wetumpka, CA 36093.

(c)	The Reporting Person is the President of Sea Star, Inc.

(d)	During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

On August 6, 2019, in connection with a follow-on offering by the Issuer (the “Follow-on Offering”), the Reporting Person purchased 500,000 Units, for a purchase price of $6.00 per Unit, or $3,000,000 in the aggregate. Each Unit consists of one share of Common Stock and a warrant to purchase one share of Common Stock (the “Units”).

The source of the funds for the purchase of the Units from was from the Reporting Person’s personal funds. No part of the purchase price was borrowed by the Reporting Person for the purpose of acquiring such securities.

Item 4. Purpose of Transaction

The Reporting Person currently holds shares of Common Stock and warrants to purchase shares of Common Stock for investment purposes. Depending on various factors, including (without limitation) the Issuer’s financial position and strategic direction, price levels of the Issuer’s Common Stock, conditions in the securities markets, tax conditions, general economic and industry conditions, and any other factors that the Reporting Person may from time to time deem relevant, the Reporting Person may in the future change his current intentions with respect to any or all matters required to be disclosed in this Schedule 13D. Without limiting the foregoing, the Reporting Person may from time to time and at any time (i) acquire additional shares of Common Stock or other securities of the Issuer in the open market, through the exercise of stock options, through vesting of restricted stock units, through block trades, through privately negotiated transactions, or otherwise in any combination of the foregoing or in any other lawful manner or (ii) dispose of shares of Common Stock or other securities of the Issuer in the open market, through the exercise of stock options and sale of the underlying shares, through vesting of restricted stock units and sale of the underlying shares, through block trades, through privately negotiated transactions, or otherwise in any combination of the foregoing or in any other lawful manner.

Except as described in this Schedule 13D, the Reporting Person has no present plans or proposals that relate to or would result in any of the events set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person has been appointed, effective October 1, 2019, as a member of the Issuer’s Board of Directors.

Item 5. Interest in Securities of the Issuer

(a)       The Reporting Person is the beneficial owner of 1,016,513 shares of Common Stock, representing 14.1% of the outstanding Common Stock of the Issuer. Such percentage calculation is based on (i) 4,847,471 shares of Common Stock outstanding on August 5, 2019, which number is taken from disclosures made by the Issuer in its Form 10-Q, as filed with the Securities and Exchange Commission (the “SEC”) on August 14, 2019, plus (ii) 1,666,667 shares of Common Stock sold in the Follow-on Offering, which number of shares is taken from disclosures made by the Issuer in its Form 8-K, as filed with the SEC on August 7, 2019, plus (iii) 210,887 shares of Common Stock issued upon the closing of the Follow-on Offering, which number is also taken from disclosures made by the Issuer in its Form 8-K, as filed with the SEC on August 7, 2019, and assumes (iv) the exercise of warrants held by the Reporting Person for 500,000 shares of Common Stock of the Issuer.

(b)       The number of shares of Common Stock as to which the Reporting Person has:

(i)	Sole power to vote or direct the vote: 1,015,931(1)

(ii)	Shared power to vote or direct the vote: 582(2)

(iii)	Sole power to dispose or direct the disposition of: 1,015,931(1)

(iv)	Shared power to dispose or direct the disposition of: 582(2)

(c)       Other than the purchase of 500,000 Units on August 6, 2019, as disclosed in Item 3, the Reporting Person has not effected any transactions in Common Stock of the Issuer during the past sixty (60) days or in the sixty (60) days prior to August 6, 2019.

(d)	Not applicable.

(e)	Not applicable.

___________________________

(1)        The Reporting Person is the sole owner of the shares and holds voting and dispositive power over the shares. These shares include (i) 515,931 shares of Common Stock, and (ii) 500,000 shares of Common Stock issuable upon exercise of warrants.

(2)        These shares include (i) 398 shares of Common Stock held jointly by the Reporting Person and Kyle Johnson and over which the Reporting Person shares voting and dispositive power, (ii) 92 shares of Common Stock held by Wesley Upchurch, over which the Reporting Person shares voting and dispositive power, and (iii) 92 shares of Common Stock held by Judson Upchurch, over which the Reporting Person shares voting and dispositive power.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 2, 2019	/s/ Jim L. Allen
Jim L. Allen